InspireMD, Inc.

4 Menorat Hamaor St.

Tel Aviv, Israel 67448

March 19, 2013

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz

Re:	InspireMD, Inc.
Registration Statement on Form S-1, originally filed on September 24, 2012
File No. 333-184066, as amended (the “Registration Statement”)

Dear Ladies and Gentlemen:

We hereby request the withdrawal of our request for acceleration, dated March 12, 2013, of the effective date of the above-referenced Registration Statement that was requested to become effective at 4:00 p.m., Washington D.C. time, on March 14, 2013, or as soon thereafter as practicable.

Very truly yours,

InspireMD, Inc.

By:	/s/ Alan Milinazzo
Alan Milinazzo
Chief Executive Officer